UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 1, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

1 December 2021
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules News Release
Changes to the UBS Group Executive Board
Sarah Youngwood to succeed Kirt Gardner as Group Chief Financial Officer

Zurich/Basel, 1 December 2021 – Sarah Youngwood will join UBS´s Group Executive Board at the beginning of March and take over as Group Chief Financial Officer in May, following current CFO Kirt Gardner’s decision to step down from his role. Kirt will support Sarah during her two-month onboarding period before retiring from UBS to pursue other opportunities in May.

Sarah Youngwood has been Chief Financial Officer of JPMorgan Chase’s Consumer & Community Banking line of business since 2016. Since 2020, her role has also included leading finance for the firm’s global technology unit, as well as the diversity & inclusion team. Between 2012 and 2016, she served as Head of Investor Relations for JPMorgan Chase and, prior to that, spent 14 years in various roles in the Financial Institutions Group within JPM’s Investment Bank in Paris, London and New York. She holds a combined undergraduate and master's degree in Finance and Business from ESCP Europe Business School and, as part of that program, spent six months at the Stanford Graduate School of Business.

Kirt Gardner joined UBS in 2013 and was named Group Chief Financial Officer and a member of the UBS Group Executive Board in January 2016. Between 2013 and 2015, he served as CFO for UBS Wealth Management. As Group CFO, Kirt helped to navigate UBS through many fundamental changes in the industry and also drove substantial efficiency both in the finance function and firmwide to support the growing strength of the bank.

Group Chief Executive Officer Ralph Hamers: “I want to personally thank Kirt for his leadership, commitment and important contributions to UBS over the past nine years. He was instrumental in managing and maintaining the firm’s strong financial position and safeguarding client and investor trust through different market environments – and for being a role model for our culture. I wish him all the best in his future endeavors. I’m also excited to welcome Sarah Youngwood to the UBS team in her role as Group CFO and Group Executive Board member. With her strong track record, in-depth finance expertise, and experience across various banking areas, Sarah is ideally suited to lead our finance function into the future.”

UBS Group AG and UBS AG

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Investor contact

Switzerland: Media contact	+41-44-234 41 00
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 58
APAC:	+852-297-1 82 00

www.ubs.com/media

Notice to investors

This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s third quarter 2021 report and its Annual Report on Form 20-F for the year ended 31 December 2020 for additional information. These reports are available at www.ubs.com/investors.

Cautionary statement  regarding  forward-looking  statements

This document contains statements that constitute forward-looking statements. While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including the second and third quarter 2021 reports and the Annual Report on Form 20-F for the year ended 31 December 2020. UBS undertakes no obligation to update the information contained herein.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date:  December 1, 2021